HOME INNS & HOTELS MANAGEMENT INC.

No. 124 Caobao Road

Xuhui District

Shanghai 200235

People’s Republic of China

July 13, 2012

VIA EDGAR

Kevin Woody, Accounting Branch Chief

Mark Rakip, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Home Inns & Hotel Management Inc. (the “Company”)
Form 20-F for fiscal year ended December 31, 2011
Filed April 24, 2012
File No. 1-33082

Dear Mr. Woody and Mr. Rakip:

The Company has received your letter dated June 15, 2012 regarding the Company’s Form 20-F for the fiscal year ended December 31, 2011. Due to a delay in the delivery of the letter, which the Company only received after the original deadline for the response had already passed, the Company would like to request an extension for responding to the comments. The Company will provide its response via EDGAR as soon as possible, and in any event no later than July 25, 2012.

If you have any additional questions or comments regarding the the Company’s Form 20-F for the fiscal year ended December 31, 2011, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (+852) 3740 4850. Thank you very much.

Very truly yours,

/s/ Huiping Yan
Huiping Yan
Chief Financial Officer

cc:	Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom, Hong Kong

Min Xiao, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Beijing